UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

COMPANIA CERVECERIAS UNIDAS S.A.

(Exact name of Registrant as specified in its charter)

UNITED BREWERIES COMPANY, INC.

(Translation of Registrant's name into English)

Republic of Chile

(Jurisdiction of incorporation or organization)

Bandera 84, Sixth Floor, Santiago, Chile

(Address of principal executive offices)

_________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes ___ No X

Attached is a press release of the Company dated October 7, 2004

 FOR IMMEDIATE RELEASE

For more information contact:

Luis Eduardo Bravo / Jorge Bustos

Investor Relations Department

COMPANIA CERVECERIAS UNIDAS S.A.

www.ccu-sa.com

(56-2) 427-3581 or 427-3416

CCU ANNOUNCES THIRD QUARTER 2004 VOLUMES

(Santiago, Chile, October 7, 2004) - CCU (NYSE: CU) reported today preliminary third quarter 2004 consolidated volumes.

The preliminary volume breakout by segment in hectoliters is as follows:

Third Quarter 2004 Year to Date 2004

Chile:	Volume	% Change	Volume	% Change
Beer	761,865	2.9%	2,540,687	1.5%
Soft Drinks	732,287	0.8%	2,240,481	1.9%
Nectars	100,954	12.8%	276,951	16.0%
Mineral Waters	156,590	15.3%	542,629	9.2%
Wine - Domestic	134,852	-8.8%	372,083	-0.8%
Wine - Export[1]	129,703	5.7%	315,568	5.6%
Total Chile[2]	2,016,251	2.7%	6,288,398	2.9%

Argentina:
Beer	426,381	11.6%	1,381,035	12.8%
Wine1-3	8,550	0.2%	20,631	-40.5%
Total Argentina	434,931	11.4%	1,401,666	11.3%
TOTAL	2,451,182	4.2%	7,690,064	4.3%

CCU plans to release its consolidated third quarter results by the first week of November.

CCU is a diversified beverage company operating principally in Chile and Argentina. CCU is the largest Chilean brewer, the second-largest Argentine brewer, the third-largest Chilean soft drink producer, the second-largest Chilean wine producer, the largest Chilean mineral water producer, the third player in the pisco business and recently entered the confectionery industry. The Company has licensing and/or joint venture arrangements with Heineken Brouwerijen B.V., Anheuser-Busch Companies Inc., PepsiCo Inc., Paulaner Brauerei AG, Schweppes Holdings Limited, Guinness Brewing Worldwide Limited and Watt's Alimentos S.A.

1 It does not include bulk wine sales.

2 It does not include pisco and confectionery sales volume.

3 It does include domestic and export sales volume.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized

.

COMPANIA CERVECERIAS UNIDAS S.A.

(United Breweries Company, Inc.)

/s/ Ricardo Bartel

Chief Financial Officer

Date: October 8, 2004